Exhibit (i) (3)

Coudert Brothers LLP
Attorneys at Law               North america
1114  Avenue of the Americas   LOS ANGELES. MONTREAL, NEW YORK, PALO ALTO, SAN
New York, NY 10036-7703        FRANCISCO, SAN JOSE, WASHINGTON
Tel: 212 626-4400;
Fax: 212 626-4120
Email:  RiceT@Coudert.com      Europe
                               ANTWERP, BERLIN, BRUSSELS, FRANKFURT, GHENT,
                               LONDON, MILAN, MOSCOW, MUNICH, PARIS,
                               ST. PETERSBURG

                               Asia/pacific
                               ALMATY, BANGKOK, BEIJING, HONG KONG, JAKARTA, SINGAPORE, SYDNEY, TOKYO

                               Associated offices
                               BUDAPEST, MEXICO CITY, PRAGUE, ROME, SHANGHAI, STOCKHOLM
                                                                April 3, 2002
Via Fax

Koninklijke KPN Corp.
2500 GA P.O. Box 30000
The Hague, Netherlands

Att: Mr. L.R. van Vliet

Re:  AMTEL

Dear Mr. van Vliet:


     The Special Committee of directors of EuroWeb International Corp. (the "Company" has asked me to respond to your letter of April 3, 2002 regarding a possible sale of KPN's interest in the Company. In your letter you ask if the Special Committee would approve a sale by KPN of all of its shares to Amtel Hang es Internet Kommunikacio Kft ("AMTEL"), an entity affiliated with Peter Klenner, a former chief executive officer of the Company.

     At the outset, the Special Committee notes that KPN is entitled to sell its shares without the prior approval of the Company or its board. The Special Committee also recognizes, however, that Mr. Klenner's proposal to KPN (contained in two one page letters dated March 19 and March 29, 2002) contemplates a merger of the Company with and into AMTEL and that the prior approval by the Board of Directors of the Company of a sale of KPN's stake to AMTEL would be required to permit AMTEL to proceed with a business combination within the freeze period provided for by ss.203 of the Delaware General Corporation Law.

     As no definitive agreements regarding any proposed sale of KPN's stake in the Company to AMTEL have been presented to the Special Committee, the Special Committee is not in a position to consider approving or rejecting the AMTEL proposal. Indeed, the only materials the Special Committee has received to date are the two one page letters addressed to KPN that provide only the barest details of the proposal. In particular, we note that no financial, business or background information is provided on AMTEL or its control affiliates. The Special Committee will decline to consider the proposal until it receives:

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o copies of a definitive purchase and sale agreement that the parties to the arrangement certify they are prepared to sign;

o detailed background materials and financial information on AMTEL and its control affiliates;

o documents that indicate clearly how all of the proposed transactions are to be financed; and

o copies of a proposed merger or other business combination arrangement that precisely spell out the terms and conditions of the proposed merger of the Company with and into AMTEL and the amount and terms of payment of the consideration to be offered to the Company's public stockholders in the proposed business combination.

     The Special Committee also notes that it is not prepared to support any transaction that does not fairly value the Company's assets, present business operations and future prospects or any proposal that suggests that the Company's existing funds will be used, in whole or in part, solely for the benefit of a single or small group of stockholders.

     Finally, the Special Committee has asked me to advise you that, contrary to the assertion of Mr. Klenner in his March 29, 2002 letter, the board of directors of the Company has not agreed to approve a proposed merger between AMTEL and the Company.

                                      Very truly yours,

                                      /s/ Thomas J. Rice
                                      Thomas J. Rice



TJR:tjr

cc:          Mr. Frank R. Cohen
             Mr. Robert Genova
             Mr. Gerald Yellin

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